November 17, 2005
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-5546
Mail Stop 5546
Attention: Ms. Cecilia D. Blye & Mr. James Lopez
Emdeon Corporation (f/k/a WebMD Corporation)
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 16, 2005
File No. 000-24975
     We refer to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to Emdeon Corporation (f/k/a WebMD Corporation) (the “Company”) dated November 10, 2005, with respect to the Form 10-K for the fiscal year ended December 31, 2004 (the “Form 10-K”), filed by the Company with the Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on March 16, 2005. The Staff’s comments are repeated below in bold for your reference.
     In connection with responding to the Staff’s comments, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, including in the Form 10-K; the Staff’s comments and the changes to the disclosure in its filings in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to its filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
General
1.	Please refer to prior comment two from our letter dated September 29, 2005. We note your letter dated October 20, 2005 and the quantitative analysis underlying your assessment of the materiality of your operations in Iran. Please also address the materiality of your operations in Iran, and whether they constitute a material investment risk for your security holders, in light of all relevant qualitative factors, including the potential impact on your reputation and share value of your contacts with a country identified as a state sponsor of terrorism and subject to U.S. economic sanctions. Provide us with both your conclusions and the analysis underlying your conclusions.
     The Company notes the Staff’s comments and respectfully advises the Staff that the Company does not believe its sales of medical products to a distributor in Iran pose a material investment risk to its security holders. The Company’s wholly-owned subsidiary, Porex Surgical Inc. (“Porex”) manufactures MEDPOR® Facial Implants, which surgeons use to provide structural support for cosmetic facial surgery, for facial repair following trauma and for corrections of congenital defects.

     As stated in our prior letter, Porex obtained a license (No. IA-7500) in August 2005 from the Office of Foreign Assets Control of the Department of the Treasury (the “OFAC License”) to enter into contracts for the sale and export of MEDPOR® Facial Implants to Axis Bina Inc. PJS., a distributor of medical products in Iran. Porex intends to make sales only through the distributor identified in the OFAC License pursuant to the terms of the OFAC License, and not in violation of U.S. economic sanctions. As previously noted, Porex’s sales under the OFAC License are expected to be quantitatively de minimis for the Company. Qualitatively, the Company believes that, because Porex was able to obtain the OFAC License and for the same reasons that such licenses are made available by the Department of the Treasury for medical products under appropriate circumstances, there are no material risks to the Company, reputational or otherwise, in respect of its sales under the OFAC License. The MEDPOR® Facial Implants are strictly used for medical purposes and do not have an alternative use. As a result, the Company believes that sales of MEDPOR® Facial Implants in Iran under the OFAC License will not adversely impact its reputation and do not present a material investment risk for the Company’s security holders.
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     Thank you for your prompt attention to the Company’s responses to the Staff’s comments. If the Staff has any further questions or comments concerning these responses, or if you require additional information, please feel free to contact me at (212) 848-7325.

Very truly yours,
/s/ Stephen T. Giove
Stephen T. Giove

cc:	Mr. Andrew C. Corbin Executive Vice President and Chief Financial Officer

Charles A. Mele, Executive Vice President, General Counsel and Secretary

Lewis H. Leicher Senior Vice President and Assistant General Counsel